Exhibit 99.2

Afya Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2019

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2019 and December 31, 2018

(In thousands of Brazilian reais)

	Notes	September 30, 2019	December 31, 2018
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	993,486	62,260
Trade receivables	7	117,516	58,445
Inventories		2,919	1,115
Recoverable taxes		8,139	2,265
Derivatives	12.2.1	129	556
Restricted cash	6	12,540	-
Other assets		10,178	8,859
Total current assets		1,144,907	133,500

Non-current assets
Restricted cash	6	9,319	18,810
Trade receivables	7	8,618	5,235
Related parties	8	1,759	1,598
Derivatives	12.2.1	69	663
Other assets		14,735	10,380
Investment in associate	9	50,811	-
Property and equipment	10	127,503	65,763
Right-of-use assets	2.3	273,524	-
Intangible assets	11	1,325,323	682,469
Total non-current assets		1,811,661	784,918

Total assets		2,956,568	918,418

Liabilities
Current liabilities
Trade payables		17,584	8,104
Loans and financing	12.2.1	55,967	26,800
Lease liabilities	2.3	35,706	-
Accounts payable to selling shareholders	12.2.2	158,260	88,868
Advances from customers		36,737	13,737
Labor and social obligations		63,638	31,973
Taxes payable		19,296	6,468
Income taxes payable		1,225	282
Dividends payable		1,331	4,107
Other liabilities		1,973	1,993
Total current liabilities		391,717	182,332

Non-current liabilities
Loans and financing	12.2.1	26,225	51,029
Lease liabilities	2.3	246,685	-
Accounts payable to selling shareholders	12.2.2	204,263	88,862
Taxes payable		24,086	150
Provision for legal proceedings	22	6,533	3,465
Other liabilities		2,042	2,226
Total non-current liabilities		509,834	145,732
Total liabilities		901,551	328,064

Equity
Share capital	16	17	315,000
Additional paid-in capital		1,931,047	125,014
Share-based compensation reserve		9,864	2,161
Earnings reserves		-	59,807
Retained earnings		66,119	-
Equity attributable to equity holders of the parent		2,007,047	501,982
Non-controlling interests		47,970	88,372
Total equity		2,055,017	590,354

Total liabilities and equity		2,956,568	918,418

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	18	206,713	92,426	529,784	227,695
Cost of services	19	(87,350)	(48,187)	(223,997)	(115,062)
Gross profit		119,363	44,239	305,787	112,633

General and administrative expenses	19	(71,260)	(19,421)	(162,078)	(48,267)
Other income, net		520	1,282	890	2,538

Operating income		48,623	26,100	144,599	66,904

Finance income	20	29,652	3,173	37,841	6,797
Finance expenses	20	(24,586)	(850)	(54,915)	(2,167)
Finance result		5,066	2,323	(17,074)	4,630

Share of income of associate	9	1,043	-	1,963	-

Income before income taxes		54,732	28,423	129,488	71,534

Income taxes	21	(5,748)	(1,477)	(9,702)	(3,138)

Net income		48,984	26,946	119,786	68,396

Other comprehensive income		-	-	-	-
Total comprehensive income		48,984	26,946	119,786	68,396

Income attributable to
Equity holders of the parent		46,267	24,343	104,119	62,320
Non-controlling interests		2,717	2,603	15,667	6,076
		48,984	26,946	119,786	68,396
Basic earnings per share
Per common share	17	0.54	0.33	1.21	0.85
Diluted earnings per share
Per common share	17	0.53	0.33	1.20	0.85

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
				Earnings reserves
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2017	66,485	(63,588)	-	2,905	40,309	-	46,111	651	46,762
Net income for the period	-	-	-	-	-	62,320	62,320	6,076	68,396
Total comprehensive income	-	-	-	-	-	62,320	62,320	6,076	68,396

Capital increase with cash	55,000	-	-	-	-	-	55,000	-	55,000
Capital increase with corporate reorganization	11,670	188,602	-	-	-	-	200,272	-	200,272
Non controlling interest arising on business combination	-	-	-	-	-	-	-	40,411	40,411
Share-based compensation	1,304	-	1,536	-	-	-	2,840	-	2,840
Retained earnings reserve	-	-	-	-	62,320	(62,320)	-	-	-
Balances at September 30, 2018 (unaudited)	134,459	125,014	1,536	2,905	102,629	-	366,543	47,138	413,681

Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	-	501,982	88,372	590,354
Net income for the period	-	-	-	-	-	104,119	104,119	15,667	119,786
Total comprehensive income	-	-	-	-	-	104,119	104,119	15,667	119,786

Capital increase with cash (note 16.a)	150,000	-	-	-	-	-	150,000	-	150,000
Capital increase from the corporate reorganization (note 16.a)	122,062	137,051	-	-	-	-	259,113	-	259,113
Capital increase from shares contribution of shareholders (note 16.a)	48,768	36,358	-	-	-	-	85,126	(44,774)	40,352
Dividends cancelled (16.a)	-	-	-	-	4,107	-	4,107	-	4,107
Dividends declared to shareholders (note 16.d)	-	-	-	-	-	(38,000)	(38,000)	(11,295)	(49,295)
Allocation to additional paid-in capital (note 16.a)	-	33,001	-	-	(33,001)	-	-	-	-
Corporate reorganization (note 1)	(635,830)	668,904	(2,161)	(7,223)	(23,690)	-	-	-	-
Issuance of common shares in initial public offering (note 1)	16	992,762	-	-	-	-	992,778	-	992,778
Shares issuance cost (note 1)	-	(79,670)	-	-	-	-	(79,670)	-	(79,670)
Share-based compensation (note 15)	1	17,627	9,864	-	-	-	27,492	-	27,492
Balances at September 30, 2019 (unaudited)	17	1,931,047	9,864	-	-	66,119	2,007,047	47,970	2,055,017

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais)

	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	129,488	71,534
Adjustments to reconcile income before income taxes
Depreciation and amortization	50,703	4,177
Disposals of property and equipment	111	-
Provision of allowance for doubtful accounts	13,278	5,947
Share-based compensation expense	9,864	1,536
Net foreign exchange differences	(13,608)	-
Loss on derivative instruments	1,181	-
Accrued interest	14,642	158
Accrued lease interest	23,337	-
Share of income of associate	(1,963)	-
Provision for legal proceedings	(624)	(1,998)
Changes in assets and liabilities
Trade receivables	(24,688)	(15,879)
Inventories	777	(365)
Recoverable taxes	(5,594)	(2,470)
Other assets	(2,713)	(5,073)
Trade payables	2,985	(2,660)
Taxes payables	5,588	2,440
Advances from customers	18,521	931
Labor and social obligations	22,992	13,886
Other liabilities	(9,597)	(4,427)
Income taxes paid	(4,033)	(3,876)
Net cash flows from operating activities	230,647	63,861

Investing activities
Acquisition of property and equipment	(41,684)	(12,323)
Acquisition of intangibles assets	(59,644)	(289)
Acquisition of subsidiaries, net of cash acquired	(148,880)	1,289
Related parties	(161)	(979)
Restricted cash	2,512	-
Payments of accounts payable to selling shareholders	(27,962)	(16,409)
Net cash flows used in investing activities	(275,819)	(28,711)

Financing activities
Payments of loans and financing	(43,094)	(3,981)
Payments of lease liabilities	(27,811)	-
Dividends paid	(47,964)	-
Proceeds from initial public offering	992,778	-
Share issuance costs	(79,670)	-
Capital increase	167,628	56,304
Net cash flows from financing activities	961,867	52,323

Net increase in cash and cash equivalents	916,695	87,473
Net foreign exchange difference	14,531	-
Cash and cash equivalents at the beginning of the period	62,260	25,490
Cash and cash equivalents at the end of the period	993,486	112,963

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya” or “Afya Limited”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described below.

Until the contribution of Afya Brazil shares to Afya Limited, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education institutions located in nine Brazilian states forming a large educational group in the country, with emphasis on offering undergraduate and graduate courses related to medicine and health sciences and comprises the development and sale of electronically distributed educational courses on medicine science and related printed and technological educational content.

These unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2019 were authorized for issue by the Board of Directors on December 02, 2019.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controls Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and is one of Afya Brazil’s shareholders; and (ii) Guardaya which owns 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. On June 18, 2019 Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

On July 7, 2019, each of the Afya Brazil´s shareholders had agreed to contribute their respective shares on the Company to Afya Limited, exchanging one common share as 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Initial public offering

On July 18, 2019, Afya Limited priced its initial public offering (“IPO”) of 13,744,210 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on July 19, 2019 under the symbol “AFYA”. On July 23, 2019, the underwriters exercised the option to buy an additional 2,061,631 Class A common shares to cover over-allotments, totaling 15,805,841 Class A common shares, which 13,888,887 Class A common shares were offered by Afya Limited and 1,916,954 Class A common shares were offered by the selling shareholders at the initial public offering price. The initial offering price was US$ 19.00 per Class A common share.

On July 23, 2019, the share capital of Afya Limited was increased by 13,888,887 Class A shares through the proceeds received as a result of the IPO of US$ 263,888 thousand (or R$ 992,778). The net proceeds from the IPO were US$ 242,711 thousand (or R$ 913,108), after deducting US$ 15,833 thousand (or R$ 59,566) in underwriting discounts and commissions and other offering expenses totaled US$ 5,344 thousand (or R$ 20,104). The share issuance costs totaled R$ 79,670.

At the date of authorization for issue of these unaudited interim condensed consolidated financial statements, Afya Limited transferred US$ 251,800 thousand (or R$ 961,438) of the net proceeds from the Cayman Islands to bank accounts in Brazil. These deposits are invested on first-line financial institutions in Brazil and are denominated in Brazilian reais.

Acquisitions

On April 3, 2019, Afya Brazil acquired control of Instituto Educacional Santo Agostinho S.A. (“FASA”), through the acquisition of 90% of the Company´s shares, a post-secondary education institution and offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs.

On May 9, 2019, Afya Brazil acquired control of Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”), through the acquisition of 100% of IPEMED´s shares, a post-secondary education. The acquisition of IPEMED is in line with the Company’s strategy to focus on medical education, including post-graduate medical education.

On August 13, 2019, Afya Brazil acquired control of IPEC - Instituto Paraense de Educação e Cultura Ltda. (“IPEC”), through the acquisition of 100% of IPEC’s shares, previously a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine. On September 26, 2019, IPEC became operational in line with Company’s strategy focusing on medical education.Management assessed the aspects of such transaction in accordance with IFRS 3 - Business combinations and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized as Intangible assets as described in Note 11.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of September 30, 2019 and for the three and nine-month periods ended September 30, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The corporate reorganization described in Note 1, occurred on July 7, 2019, was accounted for as a reorganization of entities under common control whereby Afya Limited was created as a holding company of Afya Brazil. As a result, the assets and liabilities of Afya Brazil is carried at historical cost and there was no step-up in basis or goodwill, or other intangible assets recorded as a result of the corporate reorganization.

As a result, the unaudited interim condensed consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” Afya Brazil is the predecessor of the Company. Accordingly, these unaudited interim condensed consolidated financial statements reflect: (i) the historical operating results of Afya Brazil prior to the reorganization; (ii) the consolidated results of the Company and Afya Brazil following the reorganization; (iii) the assets and liabilities of Afya Brazil at their historical cost; and (iv) the Company’s equity and earnings per share for all periods presented. The number of common shares issued by Afya Limited as a result of the reorganization is reflected retrospectively to September 30, 2018, for purposes of calculating earnings per share for all prior periods presented.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Afya Brazil`s annual consolidated financial statements as of December 31, 2018.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand, except when otherwise indicated.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

2.2	Basis of consolidation

The table below is a list of the Company’s subsidiaries and associates:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	September 30, 2019	December 31, 2018
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - ITPAC Porto Nacional	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - ITPAC Araguaina	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – UNIVAÇO	Medicine undergraduate degree program	Ipatinga – MG	Subsidiary	100%	76%
IPTAN - Instituto de Ensino Superior Presidente Trancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba – PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá – MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”) *	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	80%
RD Administração e Participações Ltda.	Holding	Pato Branco – PR	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco – PR	Subsidiary	100%	100%
CBB Web Serviços e Transmissões Online S.A. (“CBBW”) **	Medical education courses and online platform	São Paulo- SP	Subsidiary	100%	-
Medcel Editora e Eventos S.A. (“Medcel”) **	Medical education content	São Paulo- SP	Subsidiary	100%	-
Instituto Educacional Santo Agostinho S.A. (“FASA”) **	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	-
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”) **	Post-graduate	Belo Horizonte - MG	Subsidiary	100%	-
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”) ***	Undergraduate and graduate degree programs	Marabá - PA	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”) ****	Undergraduate and graduate degree programs	Brasília - DF	Associate	30%	-

* Refer to Note 16 for further details on the acquisition of minority interest occurred during 2019.

** Refer to Note 4 for further details on the business combinations occurred during 2019.

*** Refer to Note 11 for further details on the acquisition of assets (related to licenses with indefinite useful life) in 2019.

**** Refer to Note 9 for further details on the acquisition of associate.

The financial information of the acquired subsidiaries is included in the Company’s unaudited interim condensed consolidated financial statements beginning on the respective acquisition dates.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

2.3	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019, and for the recognition of revenue from contracts with customers in Business Unit 2, acquired in 2019, once the majority of revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer, whilst the Business Unit 1 revenue recognition method is mostly over time. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applied, for the first time on January 1, 2019, IFRS 16 Leases. The nature and effect of these changes are disclosed below.

Other amendments and interpretations were applied for the first time in 2019, but did not have a significant impact on the unaudited interim condensed consolidated financial statements of the Company.

a)	IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption of IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	R$ 212,360

Liabilities
Lease liabilities	R$ 212,360

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

i)	Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for the leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

•	Used an incremental borrowing rate, according to the characteristics for each lease;

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	520,795
Weighted average incremental borrowing rate as at January 1, 2019	11.63%
Discounted operating lease commitments at 1 January 2019	212,530
Less:
Commitments relating to leases of short-term and low-value assets	(170)
Lease liabilities as at January 1, 2019	212,360

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

ii)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its lease agreements to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

iii)	Amounts recognized in the statement of financial position and income

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As at January 1, 2019 (unaudited)	212,360	212,360
Additions	13,140	13,140
Business combinations	61,145	61,365
Depreciation expense	(13,121)	-
Interest expense	-	23,337
Payment of lease liabilities	-	(27,811)
As at September 30, 2019 (unaudited)	273,524	282,391
Current	-	35,706
Non-current	273,524	246,685

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,982 for the nine-month period ended September 30, 2019.

b)	IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Company applied the interpretation and did not have significant impact on the unaudited interim condensed consolidated financial statements.

3	Segment Information

As a result of the corporate reorganization described in Note 1 which occurred on March 29, 2019, the Company has two reportable segments, as follows:

• Education Services Segment (Business Unit 1), which provides educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and

• Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Segment information is presented consistently with the internal reports provided to the Company’s Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company’s operating segments, and making the Company’s strategic decisions.

The following table presents assets and liabilities information for the Company’s operating segments as of September 30, 2019:

	Business Unit 1 (unaudited)	Business Unit 2 (unaudited)	Total (unaudited)	Elimination (inter-segment transactions) (unaudited)	Consolidated (unaudited)
Assets	2,865,509	92,052	2,957,561	(993)	2,956,568
Current assets	1,095,608	50,292	1,145,900	(993)	1,144,907
Non-current assets	1,769,901	41,760	1,811,661	-	1,811,661
Liabilities and equity	2,865,509	92,052	2,957,561	(993)	2,956,568
Current liabilities	374,892	17,818	392,710	(993)	391,717
Non-current liabilities	478,029	31,805	509,834	-	509,834
Equity	2,012,588	42,429	2,055,017	-	2,055,017
Other disclosures
Investment in associate	50,811	-	50,811	-	50,811
Capital expenditures (*)	97,003	4,325	101,328	-	101,328

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets, including the acquisition of IPEC licenses in the amount paid of R$ 54,000 from a total of R$ 108,000 described in Note 11.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents statements of income for the Company’s operating segments for the nine-month period ended September 30, 2019:

	Business Unit 1 (Unaudited)	Business Unit 2 (Unaudited)	Total (Unaudited)	Elimination (inter-segment transactions) (unaudited)	Consolidated (Unaudited)

External customer	477,631	52,153	529,784	-	529,784
Inter-segment	-	3,880	3,880	(3,880)	-
Net revenue	477,631	56,033	533,664	(3,880)	529,784
Cost of services	(206,251)	(21,626)	(227,877)	3,880	(223,997)
Gross profit	271,380	34,407	305,787	-	305,787
General and administrative expenses					(162,078)
Other income, net					890
Operating profit					144,599
Finance income					37,841
Finance costs					(54,915)
Share of income of associate					1,963
Income before income taxes					129,488
Income taxes expense					(9,702)
Net income for the period					119,786

There were no revenues derived from the Business Unit 2 for three-month period ended March 31, 2019 and the three and nine-month periods ended September 30, 2018, given such segment has commenced following the business combinations occurred on March 29, 2019.

Seasonality of operations

Business Unit 1´s tuition revenues do not have significant fluctuations during the year.

Business Unit 2’s sales are concentrated in the first and last quarter of the year, as a result of enrollments at the beginning of the year. The majority of Business Unit 2’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Business Unit 2 generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as at the acquisition date were:

	Fair value as of acquisition date in 2019
	Guardaya	FASA	IPEMED
Assets
Cash and cash and equivalents	1,548	3,834	307
Trade receivables	44,277	1,832	8,965
Inventories	2,581	-	-
Other assets	769	178	1,946
Derivatives	-	280	-
Restricted cash	-	5,561	-
Right-of-use assets	4,556	47,789	8,800
Investment in associate	24,458	-	-
Property and equipment	1,594	22,946	3,676
Intangible assets	59,977	171,511	33,039
	139,760	253,931	56,733
Liabilities
Trade payables	(454)	(1,133)	(4,908)
Loans and financing	(4,076)	(35,419)	(3,592)
Lease liabilities	(4,607)	(47,793)	(8,965)
Labor and social obligations	(1,844)	(5,254)	(1,575)
Taxes payable	(3,571)	(483)	(26,503)
Advances from customers	(680)	(3,192)	(607)
Provision for legal proceedings	-	(1,684)	(2,008)
Other liabilities	(4,709)	(460)	-
	(19,941)	(95,418)	(48,158)
Total identifiable net assets at fair value	119,819	158,513	8,575
Goodwill arising on acquisition	139,294	61,925	88,967
Non-controlling interest	-	(15,851)	-
Purchase consideration transferred	259,113	204,587	97,542
Cash paid	-	102,330	52,239
Capital contribution	259,113	-	-
Payable in installments	-	102,257	45,303
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	(482)	(1,887)	(180)
Cash paid, net of cash acquired with the subsidiary (included in cash flows from investing activities)	1,548	(98,496)	(51,932)
Net of cash flow on acquisition	1,066	(100,383)	(52,112)

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

a)	Acquisition of Guardaya

In connection with the corporate reorganization, on March 29, 2019, Afya Brazil merged (i) BR Health, a wholly-owned subsidiary of Crescera that controls Guardaya and is one of Afya Brazil’s shareholders; and (ii) Guardaya which owns 100% of Medcel Editora and CBB Web, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web shares. In connection with the transaction 15% of UEPC´s shares were acquired. Afya Brazil issued 378,696 common shares as a consideration for the interest in BR Health and Guardaya. The fair value of the consideration given was R$ 259,113.

Transaction costs to date amount to R$ 482 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill recognized is primarily attributed to the expected synergies and other benefits arising from the transaction. The goodwill is not expected to be deductible for income tax purposes.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief-from-royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimate of the cost of replacing the asset with a new one (acquisition or reconstruction), adjusted to reflect the losses of value resulting from the physical deterioration and the economic functional obsolescence of the asset.

From the date of acquisition, this business combination has contributed R$ 20,000 of revenue and R$ 1,325 as loss before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue would have been increased by R$ 34,684 and income before income taxes for the period would have been increased by R$ 16,138.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

b)	Acquisition of FASA

On April 3, 2019, Afya Brazil acquired control of FASA, through the acquisition of 90% of the Company’s shares. The purchase price of R$ 204,587 is comprised by:

i) R$ 102,330 paid in cash on the acquisition date; ii) R$ 40,881 payable in April 2020; iii) R$ 30,688 payable in April 2021; and iv) R$ 30,688 payable in April 2022, adjusted by the IPCA rate + 4.1% per year. Afya Brazil accounted for this acquisition as a business combination.

Transaction costs to date amount to R$ 1,887 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The acquisition was completed recently and the valuation of property and equipment will be finalized at a later date, and the final allocation of the purchase price is dependent on a number of factors, including the final evaluation of the fair values of tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of acquisition, FASA has contributed R$ 46,270 of revenue and R$ 8,810 to the income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue would have been increased by R$ 20,067 and income before income taxes for the period would have been increased by R$ 1,177.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

c)	Acquisition of IPEMED

On May 9, 2019, Afya Brazil acquired control of IPEMED, through the acquisition of 100% of the Company’s shares. IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro, São Paulo and in the Distrito Federal. It focuses on medical graduate programs. The purchase price was R$ 97,542, being: i) R$ 25,000 paid in cash as advance through April 2019; ii) R$ 27,239 paid in cash on the acquisition date;; iii) R$45.303 payable in five annual installments due from February 2020 to February 2024 adjusted by the Interbank Certificates of Deposit (“CDI”) rate.

Transaction costs to date amount to R$ 180 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The acquisition was completed recently and the valuation of property and equipment will be finalized at a later date, and the final allocation of the purchase price is dependent on a number of factors, including the final evaluation of the fair values of tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief-from-royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. And it is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of acquisition, IPEMED has contributed R$ 26,428 of revenue and R$ 6,509 to the income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue would have been increased by R$ 24,350 and income before income taxes for the period would have been decreased by R$ 4,567.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	September 30, 2019	December 31, 2018
	(unaudited)

Cash and bank deposits	16,707	4,560
Cash equivalents (a)	976,779	57,700
	993,486	62,260

(a)       Mainly related to proceeds originated from the IPO mentioned in Note 1.

Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions. As of September 30, 2019, the average interest on these CDB are equivalent to 99.7% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2018: 99.28%). These funds are available for immediate use and have insignificant risk of changes in value.

6	Restricted cash

	September 30, 2019	December 31, 2018
	(unaudited)

Collateral for loan in Euros with Banco Itaú	18,810	18,810
Other	3,049	-
	21,859	18,810
Current	12,540	-
Non-current	9,319	18,810

As of September 30, 2019, the restricted cash of R$ 21,859 (December 31, 2018: R$ 18,810) corresponds to financial investments in investment funds managed by highly rated financial institutions that serve as collateral for loans agreements and other commitments. In accordance with the contractual terms, the Company is not allowed to withdraw any amounts until an integral payment of the loan (see Note 12.4.3. for details on the maturity schedule).

As of September 30, 2019, the average interest on these funds are equivalent to 100.1% (December 31, 2018: 98.22%) of the CDI. Interest income related to these investments are not restricted and are classified as cash and cash equivalents.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

7	Trade receivables

	September 30, 2019	December 31, 2018
	(unaudited)

Tuition fees	82,305	57,548
Proeducar	1,884	1,882
FIES	19,001	4,576
Educational content (a)	32,407	-
Others	5,464	7,211
	141,061	71,217
(-) Allowance for doubtful accounts	(14,927)	(7,537)
	126,134	63,680
Current	117,516	58,445
Non-current	8,618	5,235

(a)       Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel Editora and CBB Web, following the corporate reorgatization on March 29, 2019.

As of September 30, 2019 and December 31, 2018, the aging of trade receivables was as follows:

	September 30, 2019	December 31, 2018
	(unaudited)

Neither past due nor impaired	70,996	18,194
Past due
1 to 30 days	22,577	14,433
31 to 90 days	22,273	18,413
91 to 180 days	14,159	15,394
More than 180 days	11,056	4,783
	141,061	71,217

The movement in the allowance for doubtful accounts for the nine-month periods ended September 30, 2019 and 2018, was as follows:

	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)

Balance at the beginning of the period	(7,537)	(3,794)
Additions	(13,278)	(5,947)
Write-offs	5,888	-
Balance at the end of the period	(14,927)	(9,741)

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

8	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2019	December 31, 2018
	(unaudited)
Assets
Trade receivables (a)	670	-
Credits with shareholders (b)	1,759	1,598
	2,429	1,598
Current	670	-
Non-current	1,759	1,598

	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)
Other income
IESVAP (c)	-	251
IPTAN (c)	-	881
UEPC (a)	670	-
	670	1,132
Lease payments
RVL Esteves Gestão Imobiliária S.A.	7,720	7,162
UNIVAÇO Patrimonial Ltda.	2,090	1,942
IESVAP Patrimonial Ltda.	1,900	766
	11,710	9,870

(a)	Refers to sales of educational content from Medcel to UEPC.

(b)	Amounts to be reimbursed by the shareholders to Afya Brazil mainly related to payments of legal cost and advisory services.

(c)	Refers to share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP for the periods prior to their acquisition on April 26, 2018.

Key management personnel compensation

Key management personnel compensation comprised the following:

	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)

Short-term employee benefits (a)	1,908	1,122
Share-based compensation plan (a)	8,364	1,536
	10,272	2,658

(a)	Reflects the key management personnel following the IPO and the corporate reorganization, described in Note 1.

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are recognized as an expense in general and administrative expenses during the reporting period related to key management personnel participation in share-based compensation plans described in Note 15 (b).

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

9	Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the merger with BR Health, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

September 30, 2019
(unaudited)

Current assets	35,185
Non-current assets	17,784
Current liabilities	(19,189)
Non-current liabilities	(8,358)
Equity	25,422
Company’s share in equity – 30%	7,628
Goodwill	43,183
Carrying amount of the investment	50,811

Net revenue	56,880
Cost of services	(30,084)
General and administrative expenses	(17,785)
Finance result	593
Income before income taxes	9,604
Income taxes expenses	(463)
Net income for the period (March 29 to September 30, 2019)	9,141
Company’s share of profit from March 29 to June 18, 2019 (15%)	780
Company’s share of profit from June 19 to September 30, 2019 (30%)	1,183
Company’s share of profit for the period (March 29 to September 30, 2019)	1,963

September 30, 2019
Opening balance	-
Acquisition of minority interest (15%) in March 2019	24,458
Acquisition of additional minority interest (15%) in June 2019	24,457
Dividends receivable (included in Other assets)	(67)
Share of profit from March 29 to September 30, 2019	1,963
Closing balance	50,811

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Machinery and equipment	Land	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of December 31, 2017	20,135	-	120	8,357	6,494	10,016	-	7,094	1,187	53,403
Additions	2,126	2,770	-	698	1,327	841	-	3,247	1,314	12,323
Business combinations	2,428	-	32	1,216	860	929	-	2,465	49	7,979
As of September 30, 2018 (unaudited)	24,689	2,770	152	10,271	8,681	11,786	-	12,806	2,550	73,705

As of December 31, 2018	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	7,470	2,563	7	5,586	3,253	955	34	4,260	17,556	41,684
Disposals	-	-	(111)	-	-	-	-	-	-	(111)
Business combinations	3,988	-	103	2,565	2,035	4,096	418	14,541	470	28,216
As of September 30, 2019 (unaudited)	41,961	5,333	181	20,048	15,531	17,889	1,049	30,683	28,762	161,437

Depreciation
As of December 31, 2017	(7,810)	-	(49)	(3,449)	(3,472)	(6,012)	-	(136)	-	(20,928)
Depreciation	(863)	-	-	(999)	(634)	(748)	-	(260)	-	(3,504)
As of September 30, 2018 (unaudited)	(8,673)	-	(49)	(4,448)	(4,106)	(6,760)	-	(396)	-	(24,432)

As of December 31, 2018	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)
Depreciation	(2,852)	-	-	(1,123)	(1,745)	(1,200)	(306)	(823)	-	(8,049)
As of September 30, 2019 (unaudited)	(12,548)	-	(59)	(5,384)	(6,234)	(8,215)	(333)	(1,161)	-	(33,934)

Net book value
As of December 31, 2018	20,807	2,770	123	7,636	5,754	5,823	570	11,544	10,736	65,763
As of September 30, 2019 (unaudited)	29,413	5,333	122	14,664	9,297	9,674	716	29,522	28,762	127,503

There were no indications of impairment of property and equipment as of and for the nine-month periods ended September 30, 2019 and 2018.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education Content	Educational platform and software in progress	Total
Cost
As of December 31, 2017	-	-	-	-	6,633	-	-	6,633
Additions	-	-	-	-	289	-	-	289
Business combinations	50,066	195,261	-	18,311	407	-	-	264,045
As of September 30, 2018 (unaudited)	50,066	195,261	-	18,311	7,329	-	-	270,967

As of December 31, 2018	169,535	445,616	-	63,303	8,288	-	1,752	688,494
Additions (i) (ii)	4,030	108,000	-	-	187		5,457	117,674
Business combinations	290,186	150,156	32,111	62,110	-	17,305	2,845	554,713
As of September 30, 2019 (unaudited)	463,751	703,772	32,111	125,413	8,475	17,305	10,054	1,360,881

Amortization
As of December 31, 2017	-	-	-	-	(1,904)	-	-	(1,904)
Amortization	-	-	-	-	(673)			(673)
As of September 30, 2018 (unaudited)	-	-	-	-	(2,577)	-	-	(2,577)
As of December 31, 2018	-	-	-	(2,945)	(3,080)	-	-	(6,025)
Amortization	-	-	(745)	(24,029)	(1,083)	(3,125)	(551)	(29,533)
As of September 30, 2019 (unaudited)	-	-	(745)	(26,974)	(4,163)	(3,125)	(551)	(35,558)

Net book value
As of December 31, 2018	169,535	445,616	-	60,358	5,208	-	1,752	682,469
As of September 30, 2019 (unaudited)	463,751	703,772	31,366	98,439	4,312	14,180	9,503	1,325,323

(i)	The amount of R$4,030 added to goodwil in June 2019 relates to ajustments during the measurement period of the business combination of IESP in respect to amounts to be included as part of the purchase price allocation at acquisition date mainly related to impairment of receivables.

(ii)	On August 13, 2019, Afya Brazil entered into a purchase agreement with the shareholders of IPEC - Instituto Paraense de Educação e Cultura Ltda. (“IPEC”) for the acquisition of 100% of IPEC. IPEC was a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine in the State of Pará, that commenced its operation on September 2019. Prior to the acquisition date, IPEC has no significant assets and liabilities. The purchase price of R$ 108,000 is comprised of: i) R$ 54,000 paid in cash on the acquisition date; ii) R$ 54,000 is payable in two equal instalments of R$ 27,000 payable annually from August 13, 2020 to August 13, 2021, and adjusted by the CDI rate.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

There were no indications of impairment of goodwill and intangible assets with indefinite lives for the nine-month period ended September 30, 2019.

Other intangible assets

For the nine-month period ended September 30, 2019, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

12	Financial assets and financial liabilities

12.1 Financial assets

Financial assets	September 30, 2019	December 31, 2018
	(unaudited)
At amortized cost
Cash and cash equivalents	993,486	62,260
Trade receivables	126,134	63,680
Restricted cash	21,859	18,810
Related parties	1,759	1,598
Total	1,143,238	146,348
Current	1,123,542	120,705
Non-current	19,696	25,643

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	198	1,219
Total	198	1,219
Current	129	556
Non-current	69	663

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12.2 Financial liabilities

Financial liabilities	September 30, 2019	December 31, 2018
	(unaudited)
At amortized cost
Trade payables	17,584	8,104
Loans and financing	82,192	77,829
Lease liabilities	282,391	-
Accounts payable to selling shareholders	362,523	177,730
Advances from customers	36,737	13,737
Total	781,427	277,400
Current	304,254	137,509
Non-current	477,173	139,891

12.2.1 Loans and financing

Financial institution	Currency	Interest rate	Maturity	September 30, 2019	December 31, 2018
				(unaudited)

Itaú Unibanco S.A.	Euro	1.01% p.y.	2020	80,667	77,829
Itaú Unibanco S.A.	Brazilian real	1.48% p.m.	2020	1,433	-
Itaú Unibanco S.A.	Brazilian real	1.22% ~ 1.26% p.m.	2019	92	-
				82,192	77,829
Current				55,967	26,800
Non-current				26,225	51,029

On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$ 74,986 (equivalent to €17,500 thousand). The loan accrues interest at 1.01% per annum and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x at end of 2018 and 2019 and 1.8x at the end of 2020. The Company is in compliance with the financial ratio at September 30, 2019.

On November 21, 2018, Afya Brazil entered into cross-currency interest rate swaps in order to mitigate the foreign exchange exposure related to a loan denominated in Euros. The swap agreements are comprised of derivative assets to swap the foreign exchange exposure (Euros to Brazilian reais) and derivative liabilities for the interest rate swap (1.01% p.a. to 128% of CDI). The swap agreements have three maturities on November 18, 2019, May 18, 2020 and November 12, 2020.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The table below summarizes the notional and fair value amounts of the swap agreements as of September 30, 2019.

Cross-currency interest rate swap agreements	Principal amount (notional)	Fair value

Asset position: Euros + 1.01% p.y.	74,986	81,035
Liability position: 128% of CDI	(74,986)	(80,837)
Net position (assets)		198
Current assets		129
Non-current assets		69

This loan is guaranteed by financial investments in the amount of R$ 18,810, as disclosed in Note 6.

12.2.2 Accounts payable to selling shareholders

	September 30, 2019	December 31, 2018
-	(unaudited)

Acquisition of CCSI (a)	4,583	8,990
Acquisition of IESP (b)	111,677	115,656
Acquisition of FADEP (c)	37,030	53,084
Acquisition of FASA (d)	106,127	-
Acquisition of IPEMED (e)	48,532	-
Acquisition of IPEC (f)	54,574	-
	362,523	177,730
Current	158,260	88,868
Non-current	204,263	88,862

	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)

Opening balance	177,730	-
Cash flows	(27,962)	(16,409)
Additions	54,000	-
Interest	11,195	-
Business combinations	147,560	29,800
Closing balance	362,523	13,391

(a)	On May 30, 2018, Afya Brazil acquired 60% of CCSI and the amount payable is adjusted by the IGP-M inflation rate and matures in November 2019.

(b)	On November 27, 2018, Afya Brazil acquired 80% of IESP and R$ 8,906 was paid in February 2019, and R$ 106,200 is payable in three equal installments of R$ 35,400, payable on November 27, 2019, November 27, 2020 and November 27, 2021 and adjusted by the CDI rate.

(c)	On December 5, 2018, Afya Brazil acquired 100% of FADEP and R$ 52,846 is payable in three equal installments of R$ 17,615, payable semi-annually from the transaction closing date and adjusted by the SELIC rate.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

(d)	On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 40,880 is payable in April 2020; R$ 30,688 is payable in April 2021; and R$ 30,688 is payable in April 2022, adjusted by the IPCA rate + 4.1% per year.

(e)	On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five installments of R$ 9,061, payable annually from February 20, 2020 to February 20, 2024, and adjusted by the CDI rate.

(f)	On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$ 54,000 was paid in cash on the acquisition date and R$ 54,000 is payable in two equal instalments of R$ 27,000 payable annually from August 13, 2020 to August 13, 2021, and adjusted by the CDI rate.

12.3 Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	September 30, 2019 (unaudited)		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	21,859	21,859	18,810	18,810
Trade receivables (non-current)	8,618	8,618	5,235	5,235
Derivatives	198	198	1,219	1,219
Total	30,675	30,675	25,264	25,264

Financial liabilities
Loans and financing	82,192	82,913	77,829	78,813
Lease liabilities	282,391	282,391	-	-
Accounts payable to selling shareholders	362,523	362,523	177,730	177,730
Total	727,106	727,827	255,559	256,543

The Company assessed that the fair values of cash and cash equivalents, trade receivables and other current receivables, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at September 30, 2019 was assessed to be insignificant.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12.4 Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, accounts payable to selling shareholders, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents and financial investments classified as restricted cash that derive directly from its operations. The Company has also entered into derivative transactions to protect its exposure to foreign currency risk.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

12.4.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk. The sensitivity analysis in the following sections relate to the position as at September 30, 2019.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents and financial investments classified as restricted cash with floating interest rates and accounts payable to selling shareholders.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents; restricted cash; loans and financing and derivatives (which were not settled in September 2019); and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

			Increase / decrease in basis points
	September 30, 2019	Index % per year	+75	-75	+150	-150
	(unaudited)

Cash equivalents	993,486	99.7% CDI	7,451	(7,451)	14,902	(14,902)
Restricted cash	21,859	100.1% CDI	164	(164)	328	(328)
Swap – liability position	(74,986)	128% CDI	562	(562)	(1,125)	1,125
Accounts payable to selling shareholders	(111,677)	CDI	(838)	838	(1,675)	1,675
Accounts payable to selling shareholders	(48,532)	CDI	(364)	364	(728)	728
Accounts payable to selling shareholders	(54,574)	CDI	(409)	409	(819)	819

Accounts payable to selling shareholders	(4,583)	IGPM	(34)	34	(69)	69

Accounts payable to selling shareholders	(37,030)	SELIC	(278)	278	(555)	555

Accounts payable to selling shareholders	(106,127)	IPCA + 4.1%	(796)	796	(1,592)	1,592

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to the loan denominated in Euros in the amount of R$ 80,667 as of September 30, 2019 (December 31, 2018: R$ 77,829) and cash and cash equivalents denominated in U.S. dollars in the amount of R$ 2,626 as of September 30, 2019.

The Company manages its foreign currency risk in Euros by entering in cross-currency interest rate swap agreement to mitigate ist exposure to the loans denominated in foreigh currencies with the same notional amount and loan’s maturities.

12.4.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk managed. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at September 30, 2019 and December 31, 2018 is the carrying amounts of its financial assets.

12.4.3 Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders. The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of September 30, 2019 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	17,584	-	-	-	17,584
Loans and financing	55,967	26,225	-	-	82,192
Lease liabilities	35,706	58,735	42,557	145,393	282,391
Accounts payable to selling shareholders	158,260	185,922	18,341	-	362,523
Advances from customers	36,737	-	-	-	36,737
Dividends payable	1,331	-	-	-	1,331
	305,585	270,882	60,898	145,393	782,758

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12.5 Changes in liabilities arising from financing activities

	January 1, 2019	Cash flows	Additions	Interest	Business combinations	Foreign exchange movement	Other	September 30, 2019
Loans and financing	77,829	(43,094)	-	3,447	43,087	923	-	82,192
Lease liabilities	212,360	(27,811)	13,140	23,337	61,365	-	-	282,391
Dividends payable	4,107	(47,964)	49,295	-	-	-	(4,107)	1,331
Total	294,296	(118,869)	62,435	26,784	104,452	923	(4,107)	365,914

	January 1, 2018	Cash flows	Additions	Interest	Business combinations	Foreign exchange movement	Other	September 30, 2018
Loans and financing	3,823	(3,981)	-	158	-	-	-	-
Dividends payable	14,888	-	-	-	-	-	(100)	14,788
Related parties	105	-	-	-	-	-	-	105
Total	18,816	(3,891)	-	158	-	-	(100)	14,893

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

13	Fair value measurement

Set out below is a comparison, by class, of the fair values of the Company’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values (such as trade receivables, other current assets, trade payables, advances from customers and other current liabilities):

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
September 30, 2019 (unaudited)
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	198	-	198	-
Assets for which fair values are disclosed
Trade receivables (non-current)	8,618	-	8,618	-
Restricted cash	21,859	-	21,859	-
Liabilities for which fair values are disclosed
Loans and financing	(82,913)	-	(82,913)	-
Lease liabilities	(282,391)	-	(282,391)	-
Accounts payable to selling shareholders	(362,523)	-	(362,523)	-

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2018
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	1,219	-	1,219	-
Assets for which fair values are disclosed
Trade receivables (non-current)	5,235	-	5,235	-
Restricted cash	18,810	-	18,810	-
Liabilities for which fair values are disclosed
Loans and financing	(78,813)	-	(78,813)	-
Accounts payable to selling shareholders	(177,730)	-	(177,730)	-

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing less cash and cash equivalents and restricted cash.

	September 30, 2019	December 31, 2018
	(unaudited)

Loans and financing	82,192	77,829
Lease liabilities	282,391	-
Accounts payable to selling shareholders	362,523	177,730
Less: cash and cash equivalents	(993,486)	(62,260)
Less: restricted cash	(21,859)	(18,810)
Net debt	(288,239)	174,489
Total equity	2,055,017	590,354
Total equity and net debt	1,766,778	764,843

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2019.

15	Labor and social obligations

a)	Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 3,790 and R$ 2,207 during the nine-month periods ended September 30, 2019 and 2018, respectively.

b)	Share-based compensation plans

b.1)       Share-based compensation plans exercised in 2019

The fair value of the stock options was estimated at the grant date using the Monte Carlo pricing model for Afya Brazil and Black & Scholes pricing model for the Guardaya’s plan, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted was monetarily adjusted by the CDI rate. The Company accounted for the stock options plan as an equity-settled plan.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The stock options granted in February 2019 had the following vesting periods after the grant date: 10% after 90 days, 15% after 15 months, 25% after 27 months, 25% after 39 months and 25% after 51 months.

The Guardaya’s stock options had the following vesting periods: 10% after 1 year, 15% after 2 years, 25% after 3 years and 50% after 4 years.

The stock options vest immediately at the following liquidity events: (i) an IPO, (ii) changes in the Company’s control group; and (iii) sale of Crescera’s interest on Afya Brazil. On July 18, 2019, Afya Limited completed its IPO and the stock options became vested.

The following table list the inputs to the model used to determine the fair value of the stock options:

	05/15/2018	02/07/2019	03/29/2019*

Weighted average fair value at the measurement date	R$ 366.16	R$ 529.12	R$ 684.22
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	49.5%	45.5%	43.7%
Risk-free interest rate (%)	7.7%	7.6%	7.2%
Expected life of stock options (years)	4.0	4.0	4.0
Weighted average share price	R$254.13	R$ 368.41	R$ 213.35
Model used	Monte Carlo	Monte Carlo	Black & Scholes

*After the corporate reorganization described in Note 1, the options originally granted under the Guardaya’s plan granted on August 10, 2018 were remeasured at fair value and included in Afya Brazil’s plan with no changes to the previous terms and conditions other than the shares subject to such options granted and, consequently, the number of stock and exercise price of the shares as per the share exchange ratio applied on the corporate reorganization.

The stock options became vested immediately as a result of the IPO mentioned in Note 1 and was fully exercised on July 31,2019 at Afya Limited. The share-based compensation expense recognized in general and administrative expenses in the statement of income in the nine-month period ended September 30, 2019 was R$ 7,074 (R$ 1,536 in the nine-month period ended September 30, 2018).

In September, 2019, as a result of the IPO mentioned in Note 1, the Company had a capital increase through the issuance of 1,842,428 Class A common shares in the amount of R$ 17,629 related to the exercise of the stock options.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table illustrates the number and movements in stock options during the period:

Number of stock options (i)
Outstanding at January 1, 2019 (unaudited)	1,291,248
Granted	293,860
Forfeited	-
Addition of Guardaya’s Plan	257,320
Exercised	(1,842,428)
Expired	-
Outstanding at September 30, 2019 (unaudited)	-

(i)	The number of common shares outstanding from Afya Brazil was retrospectively adjusted in the proportion of 1:28 due to the issuance of new shares as a result of the IPO and the corporate reorganization, described in Note 1, which did not result in changes on the arrangements of the plans.

b.2)       Afya Limited share-based compensation plan

The stock options approved on August 30, 2019 as a result of the IPO will govern the issuance of equity incentive awards with respect to the Company’s Class A common shares. On September 2, 2019 and September 25, 2019, the Company issued 2,306,213 and 58,000 Class A common shares, respectively. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted is monetarily adjusted by the CDI rate. The Company accounts for the stock options plan as an equity-settled plan.

The stock options will vest in five installments of 20% per year, starting on May 1 of the year following the date of execution of the option agreement with each beneficiary.

The share-based compensation expense recognized in general and administrative expenses in the statement of income in the nine-month period ended September 30, 2019 was R$ 2,790.

The following table illustrates the number and movements in stock options during the period:

Number of stock options
Outstanding at January 1, 2019 (unaudited)	-
Granted	2,364,213
Forfeited	-
Exercised	-
Expired	-
Outstanding at September 30, 2019 (unaudited)	2,364,213

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table list the inputs to the model used to determine the fair value of the stock options:

September 2019
Strike price at the measurement date	US$ 19.00
Dividend yield (%)	0.0%
Expected volatility (%)	38.9%
Risk-free interest rate (%)	1.4%
Expected life of stock options (years)	5.0
Share price at the measurement date	US$ 21.90
Model used	Binomial
Weighted average fair value at the measurement date	US$ 6.55

16	Equity

a.	Afya Participações - Equity

Prior to the completion of Afya’s IPO in July 2019, Afya Brazil was the predecessor of Afya. As such, the unaudited interim condensed consolidated financial statements reflects the operating results of Afya Brazil prior to the reorganization, including the following equity transactions.

On March 8, 2019, the shareholders of Afya Brazil approved the renounce of dividends for the year ended December 31, 2016 of R$4,107.

On March 12, 2019, the shareholders of Afya Brazil approved amongst other matters: (i) the change in the Company’s legal name to Afya Participações S.A.; (ii) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (iii) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immediately canceled by the Company, without reduction of its share capital.

On March 29, 2019, Afya Brazil issued 378,696 common shares to the shareholders of BR Health and Guardaya, and had a capital increase of R$ 122,062 and an additional paid-in capital of R$ 137,051.

In June 2019, Afya Brazil’s shareholders approved an increase of capital through the issuance of 157,202 common shares in exchange of the acquisitions of FASA, IESP and Univaço minority interests, in the total amount of R$ 24,310.

On June 18, 2019, the shareholders of Afya Brazil approved an increase of capital through the issuance of 27,211 common shares in exchange of the acquisition of an addition 15% interest at UEPC, in the total amount of R$ 24,458, subscribed entirely by the shareholder Bozano Educacional II Fundo de Investimento em Participações Multiestratégia.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

b.	Share capital

As of September 30, 2019, the Company’s share capital was R$ 17, comprised by 89,744,275 shares (31,814,690 class A common shares and 57,929,585 class B common shares).

For further information about the corporate reorganization, see Note 1.

c.	Additional paid-in capital

Additional paid-in capital includes amounts related to the difference between the subscription price that shareholders paid for the common shares, including those in relation to acquisition of non-controlling interests of IESP and FASA.

d.	Dividends

On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$ 38,000 to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on the Afya Brazil’s net income for the five months ended May 31, 2019 and were paid on September 26, 2019. Neither the Company nor the public shareholders of the Company was entitled to receive such dividend.

In 2019, the Afya Brazil declared dividends of R$ 11,295 to the Company’s non-controlling shareholders. The dividends paid during the year totaled R$ 9,964. The amount of R$ 1,331 is expected to be paid by the end of the year and it is recognized as dividends payable.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common and preferred shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent for basic earnings	46,267	24,343	104,119	62,320

Denominator*
Weighted average number of outstanding shares	86,248,586	73,152,343	86,248,586	73,152,343
Effects of dilution from stock options	612,261	-	612,261	-

Weighted average number of outstanding shares adjusted for the effect for the effect of dilution	86,860,847	73,152,343	86,860,847	73,152,343

Basic earnings per share - R$	0.54	0.33	1.21	0.85
Diluted earnings per share - R$	0.53	0.33	1.20	0.85

* The number of common shares outstanding was retrospectively adjusted due to the issuance of new shares as a result of the IPO and the corporate reorganization, described in Note 1.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

18	Net revenue

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Tuition fees	239,530	108,814	616,104	263,807
Other	8,557	308	20,335	1,681
Deductions
Granted discounts	(11,166)	(3,626)	(32,625)	(6,589)
Early payment discounts	(2,986)	(875)	(4,707)	(2,160)
Returns	(2,335)	(821)	(5,585)	(1,810)
Taxes	(8,291)	(3,389)	(19,533)	(8,040)
PROUNI	(16,596)	(7,985)	(44,205)	(19,194)
Net revenue from contracts with customers	206,713	92,426	529,784	227,695
Timing of revenue recognition of net revenue from contracts with customers
Tuition fees - Transferred over time	202,136	92,183	515,409	226,253
Other revenue - Transferred at a point in time	4,577	243	14,375	1,442

The following table presents statements of income for the Company’s operating segments for the nine-month period ended September 30, 2019:

Revenue by Segment	Business Unit 1	Business Unit 2	Total	Elimination (inter-segment transactions)	Consolidated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Types of services or goods	477,631	56,033	533,664	(3,880)	529,784
Tuition fees	476,825	36,031	512,856	-	512,856
Other	806	20,002	20,808	(3,880)	16,928
Timing of revenue recognition	477,631	56,033	533,664	(3,880)	529,784
Transferred over time	476,825	38,584	515,409	-	515,409
Transferred at a point in time	806	17,449	18,255	(3,880)	14,375

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) over tuition fees related to undergraduation degrees under the PROUNI program.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

19	Expenses and cost by nature

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cost of services	87,350	48,187	223,997	115,062
General and administrative expenses	71,260	19,421	162,078	48,267
Total	158,610	67,608	386,075	163,329

Payroll	92,952	44,237	234,585	107,728
Hospital and medical agreements	4,661	3,468	10,677	6,572
Depreciation and amortization	22,262	772	50,703	4,177
Rent	1,935	5,640	2,982	14,086
Commercial expenses	275	-	903	-
Utilities	1,610	699	4,571	1,732
Maintenance	1,982	1,123	6,030	2,743
Tax expenses	782	32	2,213	597
Pedagogical services	1,967	782	4,044	2,056
Sales and marketing	2,236	614	7,221	2,304
Share-based compensation	7,955	625	9,864	1,536
Travel expenses	1,992	389	4,612	1,178
Allowance for doubtful accounts	4,672	3,565	13,278	5,947
Consulting fees	6,225	2,184	8,711	2,907
Other	7,104	3,478	25,681	9,766
Total	158,610	67,608	386,075	163,329

20	Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income from financial investments	10,702	1,645	13,985	3,203
Foreign exchange variation	12,673	66	14,531	66
Interest received	3,813	1,421	7,728	3,439
Change in fair value of derivative instruments	1,628	-	-	-
Other	836	41	1,597	89
Finance income	29,652	3,173	37,841	6,797

Change in fair value of derivative instruments	-	-	(1,181)	-
Foreign exchange variation	(923)	-	(923)	-
Interest expense	(10,059)	(45)	(19,932)	(481)
Interest expense on lease liabilities	(8,797)	-	(23,337)	-
Financial discounts granted	-	(327)	(541)	(635)
Bank fees	(829)	(346)	(1,858)	(867)
Other	(3,978)	(132)	(7,143)	(184)
Finance expenses	(24,586)	(850)	(54,915)	(2,167)

Finance result	5,066	2,323	(17,074)	4,630

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

21	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the periods ended September 30, 2019 and 2018:

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income before income taxes	54,732	28,423	129,488	71,534
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(18,609)	(9,664)	(44,026)	(24,322)
Reconciliation adjustments:
Tax effect on income from entities not subject to taxation	4,088	-	4,088	-
PROUNI - Fiscal incentive (a)	22,878	10,851	50,744	27,973
Revenue effect not incentivized	(1,180)	(303)	(3,850)	(911)
Unrecognised deferred tax assets	(4,392)	-	(12,744)	-
Other	(8,533)	(2,361)	(3,914)	(5,878)
Income taxes expense – current	(5,748)	(1,477)	(9,702)	(3,138)
Effective rate	(10.5%)	(5.2%)	(7.5%)	(4.4%)

(a)     The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a Brazilian federal program that exempt companies of paying income taxes and social contribution.

Deferred income taxes

As of September 30, 2019, the Company had unrecognized deferred income tax assets on temporary differences in the amount of R$ 37,482 (tax-basis) (R$ 7,849 (tax-basis) in December 31, 2018) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

22	Provision for legal proceedings

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balances as of December 31, 2018	2,233	1,232	3,465
Business combinations	2,699	993	3,692
Additions	1,413	838	2,251
Reversals	(1,868)	(1,007)	(2,875)
Balances as of September 30, 2019 (unaudited)	4,477	2,056	6,533

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	September 30, 2019	December 31, 2018
	(unaudited)

Labor	2,017	572
Civil	26,358	26,816
Taxes and social security	4,120	391
Total	32,495	27,779

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 387 as of September 30, 2019 (December 31, 2018: R$ 327).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are identified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 3,697 (December 31, 2018: R$ 3,091) is presented in other assets in the non-current assets.

Afya Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

23	Non-cash transactions

During the nine-month periods ended September 30, 2019, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions are related to the business combinations described in Note 4 – Business combinations, acquisitions of non-controlling interests in Univaço, IESP and FASA, and the right-of-use assets and lease liabilities described in Note 2.3.

24	Subsequent event

a)	Acquisition of UniRedentor – Sociedade Universitária Redentor

On November 4, 2019, the Company entered into an agreement, through its wholly-owned subsidiary Afya Brazil, for the acquisition of 100% of the total share capital of UniRedentor - Sociedade Universitária Redentor (“UniRedentor”). The transaction is subject to antitrust regulatory approval and other pre-closing requirements, including a corporate restructuring of UniRedentor, before closing. UniRedentor is a non-profit post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rio de Janeiro. UniRedentor also offers other health-related undergraduate degrees and graduation programs in medicine and health. The purchase price of R$ 225,000 is comprised of: i) R$ 125,000 will be paid in cash as of the closing date; and ii) R$ 100,000 is payable in five equal installments of R$ 20,000 through June 2024, adjusted by the CDI rate.

***